ALAMOS GOLD INC.

Financial Statements
(in United States dollars, unless otherwise stated)
For the Three Months ended March 31, 2025 and 2024

Q1 2025 FINANCIAL REPORT
ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Financial Position
(Unaudited - stated in millions of United States dollars)

	March 31, 2025	December 31, 2024
ASSETS
Current Assets
Cash and cash equivalents	$289.5	$327.2
Equity securities	29.2	24.0
Amounts receivable (Note 5)	36.6	46.7
Inventory (Note 6)	225.9	232.8
Other current assets	18.6	17.9
Asset held for sale (Note 7)	10.9	—
Total Current Assets	610.7	648.6

Non-Current Assets
Mineral property, plant and equipment (Note 7)	4,668.1	4,618.0
Deferred income taxes	15.6	12.2
Inventory (Note 6)	38.1	25.3
Other non-current assets	31.8	32.0
Total Assets	$5,364.3	$5,336.1

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities (Note 8)	$254.3	$233.0
Derivative liabilities (Note 9)	39.4	9.1
Deferred revenue (Note 10)	88.2	116.6
Income taxes payable	11.5	50.5
Current portion of lease liabilities	14.4	15.2
Current portion of decommissioning liabilities	2.8	6.5
Total Current Liabilities	410.6	430.9

Non-Current Liabilities
Deferred income taxes	762.2	760.6
Derivative liabilities (Note 9)	174.3	140.0
Debt and financing obligations (Note 11)	250.0	250.0
Lease liabilities	18.2	21.4
Decommissioning liabilities	147.4	145.1
Other non-current liabilities	4.0	3.9
Total Liabilities	1,766.7	1,751.9

EQUITY
Share capital (Note 12)	$4,141.8	$4,138.5
Contributed surplus	87.2	89.3
Accumulated other comprehensive loss	(30.0)	(37.4)
Deficit	(601.4)	(606.2)
Total Equity	3,597.6	3,584.2
Total Liabilities and Equity	$5,364.3	$5,336.1
Commitments (Notes 7, 9)
The accompanying notes form an integral part of these condensed interim consolidated financial statements.

2	Alamos Gold Inc.

Q1 2025 FINANCIAL REPORT
ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Comprehensive Income
For the Three Months Ended March 31, 2025 and 2024
(Unaudited - stated in millions of United States dollars, except share and per share amounts)

	March 31, 2025	March 31, 2024
OPERATING REVENUES	$333.0	$277.6

COST OF SALES
Mining and processing	139.0	121.0
Royalties	4.8	2.6
Amortization	51.4	50.0
	195.2	173.6
EXPENSES
Exploration	5.2	4.8
Corporate and administrative	10.0	7.9
Share-based compensation (Note 12)	27.9	9.9
	238.3	196.2
EARNINGS FROM OPERATIONS	94.7	81.4

OTHER EXPENSES
Finance income (expense) (Note 13)	0.1	(0.1)
Foreign exchange gain (loss)	0.4	(0.9)
Unrealized loss on commodity derivatives (Note 9)	(68.4)	(1.5)
Other loss (Note 14)	(1.1)	(3.3)
EARNINGS BEFORE INCOME TAXES	$25.7	$75.6

INCOME TAXES
Current income tax expense	(13.3)	(17.0)
Deferred income tax recovery (expense)	2.8	(16.5)
NET EARNINGS	$15.2	$42.1

Items that may be subsequently reclassified to net earnings:
Net change in fair value of currency hedging instruments, net of taxes	2.5	(3.9)
Net change in fair value of fuel hedging instruments, net of taxes	—	0.1
Items that will not be reclassified to net earnings:
Unrealized gain on equity securities, net of taxes	4.8	2.5
Total other comprehensive income (loss)	$7.3	($1.3)
COMPREHENSIVE INCOME	$22.5	$40.8

EARNINGS PER SHARE (Note 15)
– basic	$0.04	$0.11
– diluted	$0.04	$0.11
Weighted average number of common shares outstanding (000's)
– basic	420,415	396,817
– diluted	422,821	399,385

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

3	Alamos Gold Inc.

Q1 2025 FINANCIAL REPORT
ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Changes in Equity
For the Three Months Ended March 31, 2025 and 2024
(Unaudited - stated in millions of United States dollars)

	March 31, 2025	March 31, 2024
SHARE CAPITAL (Note 12)
Balance, beginning of the year	$4,138.5	$3,738.6
Issuance of shares related to share-based compensation	—	0.2
Issuance of shares related to dividend reinvestment plan ("DRIP")	0.7	1.1
Issuance of shares related to employee share purchase plan ("ESPP")	1.8	1.6
Transfer from contributed surplus of share-based compensation redeemed	—	0.1
Exercise of Orford warrants and options	0.8	0.3
Cancellation of unexchanged post-amalgamation shares	—	(2.1)
Balance, end of period	$4,141.8	$3,739.8

CONTRIBUTED SURPLUS
Balance, beginning of the year	$89.3	$88.6
Share-based compensation	1.3	1.5
Transfer to share capital of share-based compensation redeemed	—	(0.1)
Distribution of share-based compensation	(3.2)	(3.0)
Issuance of replacement warrants and options upon Orford acquisition	(0.2)	—
Balance, end of period	$87.2	$87.0

ACCUMULATED OTHER COMPREHENSIVE LOSS
Balance, beginning of the year on currency hedging instruments	($5.3)	$6.4
Net change in fair value of currency hedging instruments, net of taxes	2.5	(3.9)
	($2.8)	$2.5

Balance, beginning of the year on fuel hedging instruments	(0.1)	(0.1)
Net change in fair value of fuel hedging instruments, net of taxes	—	0.1
	($0.1)	$—

Balance, beginning of the year on equity securities	($31.9)	($33.2)
Net change in unrealized gain on equity securities, net of taxes	4.8	2.5
	($27.1)	($30.7)
Balance, end of period	($30.0)	($28.2)

DEFICIT
Balance, beginning of the year	($606.2)	($876.8)
Dividends (Note 12(d))	(10.4)	(9.8)
Cancellation of unexchanged shares (Note 12)	—	2.1
Net earnings	15.2	42.1
Balance, end of period	($601.4)	($842.4)

TOTAL EQUITY	$3,597.6	$2,956.2
The accompanying notes form an integral part of these condensed interim consolidated financial statements.

4	Alamos Gold Inc.

Q1 2025 FINANCIAL REPORT
ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Cash Flows
For the Three Months Ended March 31, 2025 and 2024
(Unaudited - stated in millions of United States dollars)

	March 31, 2025	March 31, 2024
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net earnings	$15.2	$42.1
Adjustments for items not involving cash:
Amortization	51.4	50.0
Foreign exchange (gain) loss	(0.4)	0.9
Current income tax expense	13.3	17.0
Deferred income tax (recovery) expense	(2.8)	16.5
Share-based compensation (Note 17)	32.3	9.9
Finance (income) expense	(0.1)	0.1
Unrealized loss on commodity derivatives	68.4	1.5
Deferred revenue recognized (Note 10)	(31.2)	—
Other items (Note 16)	(14.7)	(2.6)
Changes in working capital and taxes paid (Note 16)	(51.8)	(26.0)
	79.6	109.4
INVESTING ACTIVITIES
Mineral property, plant and equipment	(99.7)	(84.5)
Interest capitalized to mineral property, plant and equipment (Note 13)	(2.0)	—
	(101.7)	(84.5)
FINANCING ACTIVITIES
Dividends paid	(9.7)	(8.7)
Credit facility transaction fees	(1.6)	(1.4)
Lease payments	(4.3)	—
Proceeds from the exercise of options and warrants	0.2	0.5
	(15.4)	(9.6)
Effect of exchange rates on cash and cash equivalents	(0.2)	0.1
Net (decrease) increase in cash and cash equivalents	(37.7)	15.4
Cash and cash equivalents - beginning of period	327.2	224.8
CASH AND CASH EQUIVALENTS - END OF PERIOD	$289.5	$240.2
The accompanying notes form an integral part of these condensed interim consolidated financial statements.

5	Alamos Gold Inc.

Q1 2025 FINANCIAL REPORT
ALAMOS GOLD INC.
Notes to Condensed Interim Consolidated Financial Statements
March 31, 2025 and 2024
(Unaudited - in United States dollars, unless otherwise indicated, tables stated in millions of United States dollars)

1	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS
Alamos Gold Inc. ("Alamos"), a company incorporated under the Business Corporation Act (Ontario), and its wholly-owned subsidiaries (collectively the “Company”) is a publicly traded company with common shares listed on the Toronto Stock Exchange (TSX:AGI) and the New York Stock Exchange (NYSE: AGI). The Company's registered office is located at 181 Bay Street, Suite 3910, Toronto, Ontario, M5J 2T3.
Alamos is a Canadian-based intermediate gold producer with diversified production from three operations in North America. This includes the Young-Davidson mine and Island Gold District (comprising the Island Gold and Magino mines) in Northern Ontario, Canada and the Mulatos District in Sonora State, Mexico. Additionally, the Company has a strong portfolio of growth projects, including the Phase 3+ Expansion at Island Gold, the Lynn Lake project in Manitoba, Canada and the Puerto Del Aire (“PDA”) project in the Mulatos District.

2	BASIS OF PREPARATION
Statement of Compliance
These condensed interim consolidated financial statements are prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). These statements were prepared using the same accounting policies and methods of computation as the Company’s consolidated financial statements for the year ended December 31, 2024 except as disclosed in notes 2 and 3.
The Company's interim results are not necessarily indicative of its results for a full year. All amounts are expressed in US dollars, unless otherwise noted. References to CAD $ represent Canadian dollars.
These condensed interim consolidated financial statements do not include all disclosures required by International Financial Reporting Standards (“IFRS”) for annual consolidated financial statements and accordingly should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2024, prepared in accordance with IFRS as issued by the IASB.
Use of judgements and estimates
The preparation of the interim financial statements in conformity with IFRS requires the Company to make judgements, estimates and assumptions, in applying accounting policies that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim financial statements, as well as reported amounts of revenue and expenses during the reporting period. Actual results may differ from these judgements, estimates and assumptions. The interim financial statements reflect the judgements and estimates outlined by the Company in its audited consolidated financial statements for the year ended December 31, 2024 except as follows:
Management notes that significant judgement was applied in determining whether the criteria for classification as asset held for sale, including commitment to a plan, active marketing, reasonable pricing, and completion actions were met for the sale of the Quartz Mountain gold project ("Quartz Mountain") (note 7). Assets held for sale are measured at the lower of carrying amount and fair value less costs to sell, which requires judgement in estimating fair value based on market conditions and comparable sales. Before reclassification to current asset/liability, an impairment assessment is performed to ensure the carrying amount does not exceed the recoverable amount, involving cash flow projections and sensitivity analysis. Management concluded Quartz Mountain met the requirements for classification as an asset held for sale as at March 31, 2025.
Changes in Accounting Standards not yet effective
In April 2024, the IASB announced IFRS 18 Presentation and Disclosure in Financial Statements replaces IAS 1 - Presentation of Financial Statements, which sets out presentation and disclosure requirements for financial statements. The changes, which mostly affect the income statement, include the requirement to classify income and expenses into three new categories – operating, investing and financing – and present subtotals for operating profit or loss and profit or loss before financing and income taxes.
Further, operating expenses are presented directly on the face of the income statement – classified either by nature, by function, or using a mixed presentation. Expenses presented by function require more detailed disclosures about their nature.

IFRS 18 also provides enhanced guidance for aggregation and disaggregation of information in the financial statements, introduces new disclosure requirements for management-defined performance measures and eliminates classification options for

6	Alamos Gold Inc.

Q1 2025 FINANCIAL REPORT
interest and dividends in the statement of cash flows. IFRS 18 is effective for annual periods beginning on or after January 1, 2027. The Company is assessing the impact of IFRS 18 on the consolidated financial statements.

In May 2024, the IASB issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures. The amendments are effective for annual periods beginning on or after January 1, 2026, with early adoption permitted. The Company is assessing the impact of these amendments on the consolidated financial statements.
The condensed interim consolidated financial statements were authorized for issue by the Board of Directors on April 30, 2025.

3	SUMMARY OF MATERIAL ACCOUNTING POLICIES
These condensed interim consolidated financial statements follow the same accounting policies and methods of their application as the December 31, 2024 annual audited consolidated financial statements.

4	ACQUISITION OF ARGONAUT GOLD INC.
On July 12, 2024, the Company completed the acquisition of all the issued and outstanding common shares of Argonaut not already held by Alamos ("Argonaut Transaction"). As part of the Argonaut Transaction, Alamos acquired Argonaut’s Magino mine, located adjacent to Alamos’ Island Gold mine in Ontario, Canada. Argonaut’s assets in the United States and Mexico were spun out as a newly created junior gold producer named Florida Canyon Gold. Under the terms of the Transaction, shareholders of Argonaut received 0.0185 of a Class A common share of Alamos and 0.1 of a common share of Florida Canyon Gold in exchange for each issued and outstanding common share of Argonaut ("exchange ratio").
Alamos issued approximately 20.4 million Class A Shares representing an equity value of $360.1 million on a fully diluted basis (exclusive of the shares previously held by Alamos). Additionally, the Company previously held a 13.8% interest in Argonaut as a result of a CAD$50 million private placement, entered into in contemplation of the acquisition, and which closed on April 4, 2024. The 13.8% interest was revalued as of the date of close and a fair value in respect of the equity investment of $58.9 million was recognized as part of the purchase consideration. A realized gain of $26.1 million, previously recognized in accumulated other comprehensive income was reclassified to retained earnings.
Concurrent with the closing of the Argonaut Transaction, Alamos completed a $10 million private placement into Florida Canyon Gold, increasing Alamos’ equity interest in Florida Canyon Gold to 19.9%.
The Company has determined that the Argonaut Transaction represents a business combination, with Alamos identified as the acquirer. The results of operations have been consolidated with those of the Company from the date of acquisition and included in the Magino operating segment.
Acquisition and integration related costs of $9.3 million were incurred during the year ended December 31, 2024, with no costs incurred in the three months ended March 31, 2024. As of March 31, 2025, the Company had not yet completed the analysis to assign fair values to all assets acquired and liabilities assumed, and therefore the purchase price allocation for Argonaut is preliminary. The preliminary purchase price allocation will be subject to further refinement and may result in material changes to the estimated fair value of assets acquired and liabilities assumed. The purchase price allocation adjustments can be made throughout the end of the Company's measurement period, which is not to exceed one year from the acquisition date. The Company will continue to evaluate new information about the facts and circumstances that existed as of the acquisition date as it primarily pertains to the fair value of mineral property, goodwill, inventories, provisions and deferred taxes.

7	Alamos Gold Inc.

Q1 2025 FINANCIAL REPORT

Purchase price:
Fair value of 20.4 million Class A Common Shares issued by the Company (Note 12) (i)	$360.1
Fair value of 13.8% interest previously held in Argonaut (ii)	58.9
$419.0

Net assets acquired:	Preliminary
Cash and cash equivalents	$6.7
Receivables and other assets	6.2
Inventories	38.6
Mineral properties (Note 7)	307.3
Plant and equipment (Note 7)(iii)	683.2
Deferred tax asset	61.2
Accrued liabilities and other liabilities	(88.7)
Debt (iv)(v)	(304.3)
Derivative hedge liabilities (Note 9) (vi)	(226.0)
Lease liabilities	(47.2)
Provisions	(18.0)
$419.0
(i) The fair value of the Class A Common Shares ("Common Shares") issued was determined using the Company's share price of C$24.02 and foreign exchange ratio of USD/CAD: 1.3616 at the close of transaction on July 12, 2024 (Note 12).
(ii) On July 12, 2024, the fair value of the 13.8% equity investment in Argonaut was bifurcated between the purchase price for the outstanding common shares of Argonaut and the cost base of the 19.99% equity investment in Florida Canyon Gold, based on the exchange ratio. The fair value on July 12, 2024 was determined using Argonaut's closing share price on July 12, 2024 of C$0.51; and foreign exchange ratio of USD/CAD: 1.3616.
(iii) Included in plant and equipment is $47.2 million of right-of-use assets (Note 7).
(iv) Debt is comprised of a term loan and revolving credit facility of $219.9 million, convertible debentures of $57.5 million, an obligation related to gold prepayment of $24.2 million and equipment financing loans of $2.7 million.
(v) During the third quarter of 2024, the Company repaid the term loan, revolving credit facility and accrued interest, the convertible debenture, the obligation related to gold prepayment, and certain other financial liabilities, totaling $308.3 million of cash payments.
(vi) The Company inherited Argonaut’s hedge book which included gold forward purchase contracts totaling 329,417 ounces between 2024 and 2027. The average forward prices on the contracts ranged between $1,821 and $1,860 per ounce. On July 15, 2024, the Company entered into a gold prepayment agreement ("gold prepayment"), in exchange for settlement of 179,417 ounces of the 2024 and 2025 forward sales contracts acquired from Argonaut (Note 10).

8	Alamos Gold Inc.

Q1 2025 FINANCIAL REPORT

5	AMOUNTS RECEIVABLE

	March 31, 2025	December 31, 2024
Sales tax receivables
Canada	$20.2	$31.9
Mexico	11.0	9.9
Other	0.7	0.7
Other receivables	4.7	4.2
	$36.6	$46.7

6	INVENTORY

	March 31, 2025	December 31, 2024
In-process precious metals	$107.5	$126.2
Ore in stockpiles	55.5	42.2
Dore, and refined precious metals	22.7	12.5
Parts and supplies	78.3	77.2
	$264.0	$258.1
Less: Long-term stockpiled ore inventory	(38.1)	(25.3)
	$225.9	$232.8
Long term inventory consists of long-term stockpiles which are expected to be recovered after one year. As at March 31, 2025, these long term stockpiles comprise of low-grade stockpiles at the Magino mine.

9	Alamos Gold Inc.

Q1 2025 FINANCIAL REPORT

7	MINERAL PROPERTY, PLANT AND EQUIPMENT

	Plant and equipment (iv)	Mineral Property	Exploration and evaluation	Total
Cost
At December 31, 2023	$1,808.4	$3,357.5	$302.6	$5,468.5
Acquisition of Argonaut (Note 4)	683.2	307.3	—	990.5
Additions	83.2	303.8	33.4	420.4
Acquisition of Orford (ii)	—	—	21.1	21.1
Transfer of Lynn Lake assets[1]	—	175.7	(175.7)	—
Transfers	39.1	(39.1)	—	—
Revisions to decommissioning liabilities	7.5	(4.9)	—	2.6
Disposals	(23.9)	—	—	(23.9)
At December 31, 2024	$2,597.5	$4,100.3	$181.4	$6,879.2
Additions	22.8	88.7	1.0	112.5
Reclassification to asset held for sale (vii)	(1.6)	—	(9.3)	(10.9)
Transfer of Puerto del Aire assets[2]	—	19.4	(19.4)	—
Disposals	(3.8)	—	—	(3.8)
At March 31, 2025	$2,614.9	$4,208.4	$153.7	$6,977.0

Accumulated amortization and impairment
At December 31, 2023	$880.2	$1,143.3	$84.9	$2,108.4
Amortization	122.9	99.3	—	222.2
Reversal of impairment (i)	(21.8)	(34.3)	—	(56.1)
Disposals	(13.3)	—	—	(13.3)
At December 31, 2024	$968.0	$1,208.3	$84.9	$2,261.2
Amortization	29.2	21.9	—	51.1
Disposals	(3.4)	—	—	(3.4)
At March 31, 2025	$993.8	$1,230.2	$84.9	$2,308.9

Net carrying value
At December 31, 2024	$1,629.5	$2,892.0	$96.5	$4,618.0
At March 31, 2025	$1,621.1	$2,978.2	$68.8	$4,668.1
1.Lynn Lake was determined to have achieved technical feasibility and commercial viability as of December 31, 2024, and was reclassified from an exploration and evaluation asset to a development stage asset following a mandatory impairment test.
2. Puerto del Aire was determined to have achieved technical feasibility and commercial viability as of January 31, 2025, and was reclassified from an exploration and evaluation asset to a development stage asset following a mandatory impairment test.

10	Alamos Gold Inc.

Q1 2025 FINANCIAL REPORT
The net carrying values and capital additions by segment (Note 17) are as follows:

	March 31, 2025		December 31, 2024
	Mineral Property, Plant and Equipment	Capital additions for the three months ended[1]	Mineral Property, Plant and Equipment	Capital additions for the year ended[1]
Young-Davidson	$1,565.2	$19.4	$1,563.3	$87.5
Island Gold	1,639.3	62.7	1,596.5	258.0
Magino	994.4	12.5	995.9	28.4
Mulatos	227.2	4.1	232.7	19.9
Corporate and other[2]	242.0	13.8	229.6	26.6
	$4,668.1	$112.5	$4,618.0	$420.4
1.Segment capital additions are presented on an accrual basis. Mineral property, plant and equipment in the consolidated statements of cash flows are presented on a cash expenditure basis.
2.Corporate and other consists of corporate balances and exploration and development projects.
(i) Reversal of impairment
As at September 30, 2024, the Company identified an indication of impairment reversal for the Young-Davidson CGU driven by an increase in long-term gold price assumptions and consistent with the assumptions utilized by the Company in its valuation of Argonaut, and performed an impairment assessment to determine the recoverable amount of the Young-Davidson CGU. The recoverable amount was determined to be greater than the carrying amount which resulted in a reversal of all previous impairments of $57.1 million, which was recorded to mineral property, plant and equipment and an intangible asset.
(ii) Acquisition of Orford
On April 3, 2024, the Company acquired all the issued and outstanding common shares of Orford not previously owned by the Company, by way of a plan of arrangement ("the Arrangement"). Under the terms of the Arrangement, Orford shareholders received 0.005588 of an Alamos share for each Orford share held. Prior to the closing of the Arrangement, the Company owned 61,660,902 Orford shares, which represented approximately 27.5% of Orford’s basic common shares outstanding. Total consideration for the acquisition was $20.7 million, including transaction costs of $1.0 million. The Orford mineral property has been recognized as part of the Corporate and Other reportable operating segment (Note 17).
(iii) Royalties
The Company is obliged to make certain royalty payments on its mineral properties. The following table includes the significant royalties payable by the Company:

Location	Royalties payable
Mulatos	0.5% Extraordinary Mining Duty due to the Mexican government
Young-Davidson	1.5% net smelter royalty
Magino	3% net smelter royalty
Island Gold	2-3% net smelter royalties, dependent on claim

(iv) ROU assets

As part of the acquisition of Argonaut, the Company acquired ROU assets with a fair value of $47.2 million. Amortization during the three months ended March 31, 2025 includes depreciation for ROU assets of $3.1 million. The net book value of property, plant and equipment includes ROU assets with an aggregate net book value of $41.7 million as at March 31, 2025.
(v) Capitalized interest
As at March 31, 2025, the Company capitalized interest of $7.3 million related to qualifying capital expenditures at the Phase 3+ Expansion project, Lynn Lake and Puerto del Aire development assets (March 31, 2024 - $nil), which had a weighted average borrowing rate of 6.61% during the three months ended March 31, 2025.
(vi) Capital Commitments
The carrying value of construction in progress at March 31, 2025 was $444.2 million (December 31, 2024 - $417.9 million). As of March 31, 2025, the Company has $186.0 million in committed capital purchases (December 31, 2024 - $137.1 million).

11	Alamos Gold Inc.

Q1 2025 FINANCIAL REPORT
(vii) Asset held for sale
On March 31, 2025, the Company entered into a binding agreement to sell its 100% interest in Quartz Mountain to Q-Gold Resources Ltd. ("Q-Gold") for consideration of up to $21.0 million and a 9.9% equity interest in Q-Gold, with the transaction expected to close in the second quarter of 2025. Quartz Mountain is an exploration project located in south-central Oregon. The Company determined that the sale of Quartz Mountain met the criteria of an asset held for sale as at March 31, 2025, and Quartz Mountain's carrying value of $10.9 million, being the lower of the carrying amount and fair value less costs to sell, was reclassified to current assets.

8	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31, 2025	December 31, 2024
Trade accounts payable and accrued liabilities	$194.0	$191.6
Royalties payable	4.8	4.7
Share-based compensation liability	54.5	34.2
Other	1.0	2.5
	$254.3	$233.0

9	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
a) Fair value measurements of financial instruments measured at fair value
The following table sets forth the Company’s financial assets and liabilities that are measured at fair value on a recurring basis by level within the fair value hierarchy. The Company does not have any non-recurring fair value measurements as at March 31, 2025. Levels 1 to 3 of the fair value hierarchy are defined based on the degree to which fair value inputs are observable or unobservable, as follows:
•Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities;
•Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the net asset or liability, either directly or indirectly; and
•Level 3 inputs are unobservable (supported by little or no market activity).

	March 31, 2025		December 31, 2024
	Level 1	Level 2	Level 1	Level 2
Financial assets (liabilities)
Fair value through profit or loss
Gold forwards acquired from Argonaut not designated as hedging instruments [2]	—	(208.4)	—	(140.0)
Fair value through OCI
Equity securities	29.2	—	24.0	—
Currency derivatives designated as hedging instruments	—	(5.2)	—	(9.0)
Fuel options designated as hedging instruments	—	(0.1)	—	(0.1)
	$29.2	($213.7)	$24.0	($149.1)
1The Company did not hold any financial instruments classified as level 3 as at March 31, 2025 and December 31, 2024.
2 The current portion of the Argonaut gold forwards as at March 31, 2025 is $34.1 million with the remaining balance recognized as long-term on the condensed interim consolidated statements of financial position (December 31, 2024 -$nil recognized as short term)
Fair Value Methodology
The methods of measuring financial assets and liabilities have not changed during the three months ended March 31, 2025.

12	Alamos Gold Inc.

Q1 2025 FINANCIAL REPORT
The fair value of option and forward contracts are determined using a market approach with reference to observable market prices for identical assets traded in an active market. These are classified within Level 2 of the fair value hierarchy. The use of reasonably possible alternative assumptions would not significantly affect the Company’s results.
Derivative Instruments designated as cash flow hedges

Currency option and forward contracts and fuel option contracts
The Company enters into option and forward contracts to hedge against the risk of an increase in the value of the Canadian dollar and Mexican peso versus the US dollar. These option and forward contracts are for the purchase of local currencies and the sale of US dollars, which settle on a monthly basis, and the Company believes this is an appropriate manner of managing currency risk.
The effective portion of the changes in fair value of the hedging instrument for the three months ended March 31, 2025 recorded in accumulated other comprehensive loss is:

	Three Months Ended
	March 31, 2025	March 31, 2024

Balance, beginning of the period	($5.3)	$6.4
Change in value on currency instruments	2.4	(3.5)
Less: realized loss on CAD currency instruments	1.3	—
Less: realized gain on MXN currency instruments	(0.2)	(1.7)
Deferred income tax related to hedging instruments	(1.0)	1.3
	($2.8)	$2.5
For the three months ended March 31, 2025 and March 31, 2024 the Company did not recognize any ineffectiveness on the hedging instruments.
The open contracts, which settle on a monthly basis, are summarized as at March 31, 2025:
Canadian dollar contracts

Period covered	Contract type	Contracts (CAD$ millions)	Average minimum rate (USD/CAD)	Average maximum rate (USD/CAD)
2025	Collars	489.0	1.36	1.42
2025	Forwards	6.0	1.41	—
Mexican Peso contracts

Period covered	Contract type	Contracts (MXN$ millions)	Average minimum rate (USD/MXN)	Average maximum rate (USD/MXN)
2025	Collars	1,260.0	19.46	22.47
2025	Forwards	60.0	20.05	—
The fair value of these contracts was a liability of $5.2 million as at March 31, 2025 (December 31, 2024 - liability of $9.0 million).
The effective portion of the changes in fair value of the fuel contracts for the three months ended March 31, 2025 and March 31, 2024 recorded in accumulated other comprehensive loss is:

	Three Months Ended
	March 31, 2025	March 31, 2024

Balance, beginning of the period	($0.1)	($0.1)
Change in value on fuel contracts	—	0.1
	($0.1)	$—

13	Alamos Gold Inc.

Q1 2025 FINANCIAL REPORT
As at March 31, 2025, the Company held contracts to protect against the risk of an increase in the price of fuel. These collars, totaling 1,512,000 gallons, ensure a minimum purchase call option of $2.46 per gallon and a maximum average sold put options of $2.29 per gallon, regardless of the movement in fuel prices during 2025. The Company also held collars totaling 126,000 gallons, ensure a minimum purchase call option of $2.35 per gallon and a maximum average sold put options of $2.19 per gallon, regardless of the movement in fuel prices during 2026. As at March 31, 2025, the fair value of these contracts was a liability of $0.1 million (December 31, 2024 - liability of $0.1 million).
Derivative Instruments not designated as cash flow hedges
Legacy Argonaut gold forward contracts
As at March 31, 2025, the Company held forward contracts that were acquired as part of the acquisition of Argonaut. These contracts, totaling 100,000 ounces in 2026 and 50,000 ounces in 2027, have an average forward price of $1,821 per ounce. These forward contracts mature monthly throughout 2026 and the first half of 2027. The fair value of these contracts was a liability of $208.4 million at March 31, 2025 (December 31, 2024 - liability of $140.0 million).
Unrealized (loss) gain on financial instruments
The Company recorded an unrealized loss of $68.4 million for the three months ended March 31, 2025 (three months ended March 31, 2024 - unrealized loss of $1.5 million). The unrealized loss recorded in the three months ended March 31, 2025 is fully attributable to the Argonaut legacy hedges. The Company has elected to not apply hedge accounting to forward contracts, with changes in fair value recorded in net earnings.

10	DEFERRED REVENUE

Deferred Revenue
At December 31, 2023	$—
Advanced consideration from gold sale prepayment agreement, net of transaction costs	111.1
Accretion expense	5.5
At December 31, 2024	$116.6
Deferred revenue recognized	(31.2)
Accretion expense	2.8
At March 31, 2025	$88.2
On July 15, 2024, the Company entered into a gold sale prepayment agreement, the proceeds of which were used to settle all of the 2024 and 2025 forward gold sale contracts acquired as part of the Argonaut Transaction (Note 4) which totaled 179,417 ounces with an average price of $1,838 per ounce. Under the terms of the gold prepayment, Alamos received advanced consideration of $116 million in exchange for the delivery of 49,384 ounces in 2025, settled monthly, based on the average forward curve price of $2,524 per ounce.
During the three months ended March 31, 2025, 12,346 ounces were physically delivered relating to the gold sale prepayment agreement.
During the three months ended March 31, 2025 the accretion expense of $2.8 million was capitalized (note 7).

11	DEBT

	March 31, 2025
	Nominal Amount	Carrying Amount	Fair Value
Revolving Credit Facility (i)	$250.0	$250.0	$250.0
(i) Revolving credit facility ("Facility")
During 2024, the Company drew down $250.0 million from the Facility, which remains outstanding as at March 31, 2025.

On February 18, 2025, the Company amended the terms of the Facility to upsize the amount from $500.0 million to $750.0 million, adjusted the interest rates and standby fees charged and extended the term by one year. Under the new terms, the Facility bears interest at a rate of Adjusted Term SOFR Rate plus 1.45% on drawn amounts and stand-by fees of 0.29% on

14	Alamos Gold Inc.

Q1 2025 FINANCIAL REPORT
undrawn amounts. The Facility matures on February 20, 2029. The Company has $500.0 million available under the Facility which remains undrawn as at March 31, 2025.

The Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. It contains financial covenant tests that include (a) a minimum interest coverage ratio of 3.0:1.0 and (b) a maximum net leverage ratio of 3.5:1.0, both as defined in the agreement. As at March 31, 2025, the Company is in compliance with all covenants.

12	SHARE CAPITAL
a)    Authorized share capital of the Company consists of an unlimited number of fully paid Common Shares without par value.

	Number of Shares	Amount
Outstanding at December 31, 2023	396,956,984	$3,738.6
Shares issued through:
Argonaut acquisition (Note 4)	20,423,051	360.1
Share-based compensation plans	1,006,149	8.6
Orford acquisition (Note 7)	908,689	13.3
Flow-through share financing (ii)	451,990	6.5
DRIP (iii)	349,088	5.8
ESPP (iv)	401,537	6.3
Exercise of Manitou and Orford replacement warrants and stock options	88,308	1.4
Cancellation of unexchanged shares	(220,745)	(2.1)
Outstanding at December 31, 2024	420,365,051	$4,138.5
Shares issued through:
DRIP (iii)	30,652	0.7
ESPP (iv)	78,778	1.8
Exercise of Orford replacement stock options	37,940	0.8
Outstanding at March 31, 2025	420,512,421	$4,141.8

(i) Normal Course Issuer Bid
In December 2024, the Company renewed its NCIB permitting the purchase for cancellation of up to 18,605,661 common shares, representing 5% of the Company’s public float. The Company may purchase Common Shares under the NCIB up to December 23, 2025. For the three months ended March 31, 2025, the Company did not purchase any Common Shares (three months ended March 31, 2024 - nil).
(ii) Flow-through share financing

During the second quarter of 2024, the Company completed a Canadian Exploration Expense ("CEE") flow-through financing. The Company issued 451,990 Common Shares for gross proceeds of CAD $14.4 million, net of fees.
(iii) DRIP
The Company allows existing shareholders to participate in a DRIP. This provides shareholders the option of increasing their investment in the Company by electing to receive common shares in place of cash dividends. The Company has the discretion to elect to issue such common shares at up to a 5% discount to the prevailing market price from treasury, or purchase the common shares on the open market. For the three months ended March 31, 2025, the Company issued 30,652 shares pursuant to the DRIP, valued at $0.7 million (three months ended March 31, 2024, issued 90,260 shares, valued at $1.1 million).

(iv) ESPP
The Company has an ESPP which enables employees to purchase Class A common shares through payroll deduction. At the option of the Company, the common shares can be issued from treasury based on the volume weighted average closing price of the last five days prior to the end of the month, or the shares may be purchased for plan participants in the open market. During the three months ended March 31, 2025, the Company issued 78,778 shares from treasury pursuant to the Employee Share Purchase Plan, valued at $1.8 million (three months ended March 31, 2024 - 117,234 shares valued at $1.6 million).

15	Alamos Gold Inc.

Q1 2025 FINANCIAL REPORT
(b) Stock options
The following is a continuity of the changes in the number of stock options outstanding:

	Number	Weighted average exercise price (CAD$)
Outstanding at December 31, 2023	2,766,377	$9.32
Granted	471,177	16.07
Exercised	(1,006,149)	7.94
Outstanding at December 31, 2024	2,231,405	$11.37
Granted	263,413	33.45
Forfeited	(55,072)	14.27
Outstanding at March 31, 2025	2,439,746	$13.69
During the three months ended March 31, 2025, no options were exercised (for the three months ended March 31, 2024, the average share price when options were exercised was CAD $18.66 per share).
Stock options granted
During the three months ended March 31, 2025, the Company granted 263,413 stock options (three months ended March 31, 2024 - 465,735). The following table presents the weighted average fair value assumptions used in the Black-Scholes valuation:

For options granted for the three months ended:	March 31, 2025	March 31, 2024
Weighted average share price at grant date (CAD$)	33.45	15.98
Average risk-free rate	2.45%	3.77%
Average expected dividend yield	0.43%	0.78%
Average expected stock price volatility (based on historical volatility)	37%	40%
Average expected life of option (months)	42	42
Weighted average per share fair value of stock options granted (CAD$)	9.77	5.08
Stock options outstanding and exercisable as at March 31, 2025:

	Outstanding			Exercisable
Range of exercise prices (CAD$)	Number of options	Weighted average exercise price (CAD$)	Weighted average remaining contractual life (years)	Number of options	Weighted average exercise price (CAD$)

$6.01 - $7.00	54,167	6.58	1.0	54,167	6.58
$7.01 - $8.00	313,745	7.63	1.8	313,745	7.63
$8.01 - $11.00	975,387	9.47	3.4	975,387	9.47
$11.01 - $14.05	382,696	14.05	4.9	250,226	14.05
$14.06 - $23.83	450,338	16.08	5.9	147,165	16.00
$23.84 - $33.46	263,413	33.45	6.9	—	—
	2,439,746	$13.69	4.2	1,740,690	$10.26

16	Alamos Gold Inc.

Q1 2025 FINANCIAL REPORT
(c)    Other employee long-term incentives
The following is a continuity of the changes in the number of other long-term incentives ("LTI"):

	Restricted share units ("RSU")	Deferred share units ("DSU")	Performance share units ("PSU")
Outstanding units, December 31, 2023	1,911,738	1,013,234	1,159,288
Granted	719,978	93,546	348,474
Forfeited	(195,159)	—	(63,254)
Settled	(524,965)	—	(412,713)
Outstanding units, December 31, 2024	1,911,592	1,106,780	1,031,795
Granted	369,688	41,169	184,532
Settled	(16,853)	(65,694)	(399,966)
Outstanding units, March 31, 2025	2,264,427	1,082,255	816,361
The settlement of LTI is either in cash or equity depending on the feature of the specific LTI plan. The settlement of DSUs are in cash, PSUs are equity or cash settled at the Company's discretion, and certain RSUs are cash settled with the remaining settled in cash or equity at the Company's discretion, depending on the year of grant.
PSUs and RSUs granted to non-executives vest on the third anniversary from the date of grant. RSUs granted to executives vest in three equal tranches commencing on the first anniversary of the grant date. Mandatory or elective DSUs vest immediately and the Board of Directors determines the vesting schedule for discretionary DSUs at the time of grant.
The weighted average grant date fair value of the RSUs, DSUs and PSUs granted during the three months ended March 31, 2025 was $33.45 (three months ended March 31, 2024 - $15.98, $16.05, and $15.98 respectively).
d) Dividends
During the three months ended March 31, 2025, the Company declared dividends totaling $10.4 million, of which $9.7 million were paid in cash (three months ended March 31, 2024 - $9.8 million). The remaining $0.7 million were issued in the form of common shares pursuant to the Company's DRIP (three months ended March 31, 2024 - $1.1 million in shares) (note 12).

13	FINANCE INCOME (EXPENSE)

	Three Months Ended
	March 31, 2025	March 31, 2024
Interest expense (i)	($0.7)	($0.1)
Accretion on reclamation provision	(2.4)	(2.0)
Interest income	3.2	2.8
Other	—	(0.8)
	$0.1	($0.1)
(i) During the three months ended March 31, 2025, $7.3 million of interest was capitalized in mineral property, plant and equipment. Total interest paid, including interest capitalized, during the three months ended March 31, 2025 was $2.3 million (three months ended March 31, 2024 - nil). The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was 6.61%.

17	Alamos Gold Inc.

Q1 2025 FINANCIAL REPORT

14	OTHER LOSS

	Three Months Ended
	March 31, 2025	March 31, 2024
Turkish Projects care and maintenance and arbitration costs	(1.1)	(1.4)
Loss on disposal of assets	(0.4)	(1.5)
Other	0.4	(0.4)
	($1.1)	($3.3)

15	EARNINGS PER SHARE

	Three Months Ended
	March 31, 2025	March 31, 2024
Net earnings	$15.2	$42.1
Weighted average number of common shares outstanding (in thousands)	420,415	396,817
Basic earnings per share	$0.04	$0.11

Dilutive effect of potential common share equivalents (in thousands)	2,406	2,568

Diluted weighted average number of common shares outstanding (in thousands)	422,821	399,385
Diluted earnings per share	$0.04	$0.11
The following table lists the share units excluded from the computation of diluted earnings per share. The instruments were excluded as they have an anti-dilutive effect on diluted earnings per share. The exercise price relating to the particular security exceeded the average market price of the Company's common shares of CAD $32.23 for the three months ended March 31, 2025 (CAD $17.12 for the three months ended March 31, 2024) or the inclusion of the equity securities had an anti-dilutive effect on net earnings.

Share units excluded from calculation of diluted earnings per share:
	Three Months Ended
(thousands)	March 31, 2025	March 31, 2024
Stock options	263	4

16	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in working capital and income taxes paid:	Three Months Ended
	March 31, 2025	March 31, 2024
Amounts receivable	$9.9	$14.0
Inventory	(6.9)	18.3
Prepaid expenses	0.1	(1.7)
Accounts payable and accrued liabilities	(2.1)	(11.3)
Cash taxes paid	(52.8)	(45.3)
	($51.8)	($26.0)

18	Alamos Gold Inc.

Q1 2025 FINANCIAL REPORT

Other items:	Three Months Ended
	March 31, 2025	March 31, 2024
Employee share purchase plan contributions	$1.1	$1.1
Reclamation activities	(3.0)	(2.2)
Distribution of share-based compensation	(15.3)	(5.7)
Interest received	3.2	2.8
Loss on disposal of assets	0.4	1.5
Reduction of obligation to renounce flow-through exploration expenditures	(1.2)	—
Other items	0.1	(0.1)
	($14.7)	($2.6)

17	SEGMENTED INFORMATION
Operating results of operating segments are reviewed by the Company’s chief operating decision maker, being the Company’s Chief Executive Officer, to make decisions about resources to be allocated to the segments and to assess their performance. The Company considers its reportable operating segments to be its operating mines and significant development projects. As a result of the Argonaut transaction, the Company has recognized a new operating segment, the Magino mine. The Company operates in two principal geographical areas - Canada, and Mexico. The Young-Davidson, Island Gold and Magino mines operate in Canada, and the Mulatos mine operates in Sonora, Mexico. Significant information relating to the Company's reporting operating segments is as follows:

For the Three Months Ended March 31, 2025
	Young-Davidson	Island Gold	Magino	Mulatos[1]	Corporate/other[2,3]	Total
Operating revenues	$101.2	$104.1	$47.9	$84.0	($4.2)	$333.0
Cost of sales
Mining and processing [4]	47.0	25.1	29.5	37.4	—	139.0
Royalties	1.6	1.2	1.6	0.4	—	4.8
Amortization	16.5	10.0	12.1	12.8	—	51.4
	65.1	36.3	43.2	50.6	—	195.2
Expenses
Exploration	1.0	1.1	—	2.3	0.8	5.2
Corporate and administrative	—	—		—	10.0	10.0
Share-based compensation [4]	—	—		—	27.9	27.9
Earnings (loss) from operations	$35.1	$66.7	$4.7	$31.1	($42.9)	$94.7
Finance income						0.1
Foreign exchange gain						0.4
Unrealized loss on commodity derivatives						(68.4)
Other loss						(1.1)
Earnings before income taxes						$25.7

19	Alamos Gold Inc.

Q1 2025 FINANCIAL REPORT

For the Three Months Ended March 31, 2024
	Young-Davidson	Island Gold	Mulatos[1]	Corporate/other[2]	Total
Operating revenues	$82.7	$71.0	$123.9	—	$277.6
Cost of sales
Mining and processing [4]	46.6	23.6	50.8	—	121.0
Royalties	1.3	0.7	0.6	—	2.6
Amortization	17.5	9.1	23.4	—	50.0
	65.4	33.4	74.8	—	173.6
Expenses
Exploration	0.5	0.7	3.3	0.3	4.8
Corporate and administrative	—	—	—	7.9	7.9
Share-based compensation [4]	—	—	—	9.9	9.9
Earnings (loss) from operations	$16.8	$36.9	$45.8	($18.1)	$81.4
Finance expense					($0.1)
Foreign exchange loss					(0.9)
Unrealized loss on commodity derivatives					(1.5)
Other loss					(3.3)
Earnings before income taxes					$75.6
1 Mulatos includes the La Yaqui Grande operation.
2 Corporate and other consists of corporate balances, exploration and development projects, and mines in reclamation.
3 Includes the impact on revenues of delivering ounces into the Company's gold sale prepayment arrangement (note 10).
4 Included in cost of sales for the three months ended March 31, 2025 is mine-site share-based compensation of $4.4 million (three months ended March 31, 2024 - $nil).

(b) Segment assets and liabilities
The following table presents assets and liabilities by segment:

	Total Assets		Total Liabilities
	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024
Young-Davidson	$1,738.6	$1,758.6	$457.9	$459.8
Island Gold	1,729.0	1,683.1	533.5	534.5
Magino	1,092.1	1,073.5	33.1	37.9
Mulatos[1]	504.2	540.9	125.1	160.4
Corporate/other[2]	300.4	280.0	617.1	559.3
Total assets and liabilities	$5,364.3	$5,336.1	$1,766.7	$1,751.9
1 Mulatos includes the La Yaqui Grande operation.
2 Corporate and other consists of corporate balances, exploration and development projects, mines in reclamation.

20	Alamos Gold Inc.